================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-23975

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                         First Niagara Bank 401(k) Plan
                      6950 South Transit Road P.O. Box 514
                          Lockport, New York 14095-0514

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       First Niagara Financial Group, Inc.
                      6950 South Transit Road P.O. Box 514
                          Lockport, New York 14095-0514

REQUIRED INFORMATION

      The First Niagara Bank 401(k) Plan (the "Plan") is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2000 and 1999, as an exhibit to this report. Such Plan financial statements and schedule include an Independent Auditors' Report thereon.

EXHIBIT INDEX

     23   Consent of KPMG LLP

     99 First Niagara Bank 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2000 and 1999, with Independent Auditors' Report thereon.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Bank (as administrator of the Plan) has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          First Niagara Bank 401(k)


Date:  June 27, 2001                      By:/s/  Kathleen P. Monti
     ---------------------------             -----------------------------------
                                                  Kathleen P. Monti
                                                  Executive Vice President
                                                  Chief Administrative Officer

================================================================================